

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

January 13, 2011

Richard E. Dauch
Chief Executive Officer
American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, MI 48211-1198

>   **Re: American Axle & Manufacturing Holdings, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2009**
>   **Filed February 22, 2010**
>   **File No. 001-14303**

Dear Mr. Dauch:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   John Dana Brown
>   Attorney Advisor